CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

THE `[**]` SYMBOL INDICATES THAT INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO RULE 24B-2 AND THAT CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH OMITTED PORTIONS.

____ 1 ____

TOSHIBA

TOSHIBA AMERICA ELECTRONIC COMPONENTS, INC.

MASTER PURCHASE AGREEMENT

This Master Purchase Agreement ("Agreement") is entered into and is effective as of August 10, 1998 ("Effective Date") by and between Toshiba America Electronic Components, Inc., a California corporation (a second-tier subsidiary of "Toshiba Corporation") having its principal place of business at 9775 Toledo Way, Irvine, California 92618-1811 (hereinafter referred to as "TAEC") and M-Systems, Inc., a California corporation having its principal place of business at 39899 Balentine Drive, Newark, CA., 94560 (hereinafter referred to as "M-Systems").

RECITALS

M-Systems Ltd., and Toshiba Corp., have entered into, on June 5, 1998 a Development and License Agreement for development of an integrated flash memory device based on Toshiba`s 64MBit NAND flash and M-Systems` flash file system and NAND Flash Disk Controller, known as the Monolithic DiskOnChip or MDOC-64 ("Product"), and granting certain licensing rights to each other.  The parties desire to enter into this Agreement to define the general terms and conditions governing Toshiba`s manufacture and sale of the MDOC-64 and other Products to M-Systems. The Exhibits to this Agreement shall define the terms and conditions specific to each respective Product.  The parties intend that additional Products may be added to this Agreement by the mutual agreement of the parties.  Terms and conditions specific to each such additional Product will be set forth in Exhibits of the same number.  For example, Exhibits B-1 ("Price Schedule-Product #1"), C-1 ("Quality Requirements-Product #1"), etc., shall apply to the Product set forth in Exhibit A-1 ("Design Specification-Product #1").

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements set forth in this Agreement, the parties agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 "Confidential Information" shall mean:  (a) the prices of the Products; (b) any trade secrets or other proprietary information related to the Products and designated by the disclosing party as confidential in writing or, if disclosed orally, reduced to writing within thirty (30) days; and (c) the terms, conditions and existence of this Agreement; provided, however that "Confidential Information" shall not include information that:  (i) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (ii) can be shown by documentary evidence to have been known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (iii) can be shown by documentary evidence to have been independently developed or learned by the receiving party; (iv) can be shown by documentary evidence to have been lawfully obtained from a third party who has the right to make such disclosure; or (v) is released for publication by the disclosing party in writing.

____ 2 ____

1.2 "Deliver, Delivered or Delivery" means the complete delivery of a particular Purchase Order`s Product quantities to the Delivery Point.

1.3 "Delivery Point" means the delivery destination identified in the Purchase Order.

1.4         "Epidemic Failure" means product failures at or above the rates set forth in Exhibit C "Quality Requirements" resulting from defects in material, workmanship, manufacturing process and/or design deficiencies attributable to TAEC, including but not limited to use of components with inherent or latent defects, or consistent maladjustments during manufacture.  There are two types of Epidemic Failures: (a) product failures attributable to any cause or causes; or (b) product failures attributable to the same root cause.

1.5 "Lead Time" means the amount of time in advance of shipment to the Delivery Point that TAEC must receive an M-Systems Purchase Order in order to deliver Products by the requested Delivery date, as set forth in Exhibit D "Miscellaneous Provision".

1.6 "Order Adjustment Schedule" means the schedule for allowable increases or rescheduling of Purchase Order quantities, as set forth in Exhibit D "Miscellaneous Provision".

1.7 "Preferred Carrier(s)" means the carrier(s) set forth in Exhibit D "Miscellaneous Provision".

1.8 "Price Schedule" means the prices for each Product as set forth in Exhibit B "Price Schedule".

1.9 "Products" means those products made by Toshiba which are designed to meet the Specifications.

1.10 "Purchase Orders" means written or electronically transmitted purchase orders to TAEC for the Products, including the description, quantity, Delivery Point and requested Delivery date.

1.11 "Quality Requirements" means the quality requirements for the Products, as set forth in Exhibit C "Quality Requirements".

1.12 "Specifications" means the respective specifications for each Product as separately set forth in Exhibit A "Specifications".

2. TERM OF AGREEMENT

This Agreement shall come into force on the Effective Date and will remain in effect until December 31, 2001, unless earlier terminated by either party pursuant to Section 16 "Termination".

____ 3 ____

3. PRODUCT AVAILABILITY

TAEC shall accept and fill M-Systems` Purchase Orders for the Products on the terms and at the prices set forth in this Agreement.  TAEC may discontinue a Product under the circumstances set forth in Exhibit B "Price Schedule". TAEC will guarantee manufacturing capacity for the Product in accordance with the requirements of Exhibit B "Price Schedule".

4. PRICING

4.1 Prices.  Subject to the terms and conditions of this Agreement, TAEC agrees to Deliver the Products at the prices set forth in Exhibit B "Price Schedule".

4.2 Price Reductions/Increases.  In the event TAEC is able to achieve any reduction in component prices, TAEC will reduce the prices of affected Products accordingly.  TAEC shall meet with M-Systems every three (3) months during the term of this Agreement to review and establish a plan to negotiate all reasonable cost reduction opportunities.  In the event TAEC experiences any increase in component price, TAEC and M-Systems shall meet to review and negotiate any increase in component price.

5. FORECASTS, ORDERING, AND ADJUSTMENTS

5.1 Forecasts.  M-Systems will attempt to provide TAEC with a monthly forecast covering the period of six (6) calendar months beginning with the month in which such forecast is provided.  However, M-Systems commits to provide such forecasts every three (3) months as a minimum.   Such forecast will specify the number of units of the Products which M-Systems anticipates purchasing during such six (6) month period.  Such forecast will not be regarded as a commitment to purchase.

5.2         Ordering.  M-Systems may issue Purchase Orders to TAEC pursuant to the terms of this Agreement.  Each Purchase Order will be issued by M-Systems in accordance with the applicable Lead Time(s) and Pricing.  TAEC shall accept each Purchase Orders within three (3) business days of receipt by sending a Purchase Order Acknowledgement to M-Systems.

Purchase Orders will be sent to:

Toshiba America Electronic Components, Inc.

2460 North First Street, Suite 180

San Jose, CA 95131

Telephone:  (408) 965-4200

Facsimile:    (408) 432-8566

Purchase Order Acknowledgements will be sent to:

M-Systems, Inc.

39899 Balentine Drive

Newark, CA 94560

Telephone:  (510) 413-5950

Facsimile:    (510) 413-5980

____ 4 ____

TAEC may change the address for reciept of Purchase Orders and M‑Systems may change the address for receipt of Purchase Order Acknowledgements by providing written notice of such change as provided in Section 26.8 "General, Notices".

5.3 Adjustments.  M-Systems may increase, or reschedule Product quantities under Purchase Orders prior to the Delivery, in accordance with the Order Adjustment Schedule set forth in Exhibit D "Miscellaneous Provisions".

5.4 Lead Time Reduction Program.  TAEC and M-Systems will meet periodically to discuss options which both parties can implement to effect reductions in Lead Times to allow improved flexibility in ordering and delivery.  The agenda for each meeting will include identification of such options, schedules for determination of associated cost and schedules for implementation.

6. DELIVERY, CARRIER, AND RISK OF LOSS

6.1 Carrier; Risk of Loss.  TAEC shall use the Preferred Carriers for Delivery.  If no carrier is designated by M-Systems, TAEC will select a common carrier at its discretion.  Title and risk of loss or damage to the Product will pass to M-Systems upon delivery to the Preferred Carrier, "FOB Shipping Point".

6.2         Delivery Date.  TAEC shall Deliver Purchase Order quantities accepted by TAEC to the Delivery Point on or prior to the TAEC Commit delivery date.  The TAEC Commit delivery date shall not exceed a 10 (ten) day limit beyond the Lead Time set forth in Exhibit D "Miscellaneous Provisions".

6.3 Failure to Meet Delivery Date.  If TAEC fails to meet TAEC`s Commit Delivery schedule on all or any part of any Purchase Order, then M-Systems, without prejudice to any other rights or remedies available to M-Systems under law or otherwise, may terminate such or any part of such Purchase Order and procure from other sources, upon such terms and in such manner as M-Systems may deem appropriate, the Product covered by such Purchase Order and M-Systems` sole liability to TAEC shall be limited to payment for Products Delivered and accepted by M-Systems. TAEC will reimburse M-Systems for the difference in aggregate price between the price of the Products specified in the Purchase Order and the price paid by M-Systems for substituted products purchased by M-Systems pursuant to this Section.  With respect to the portion of such Purchase Order not terminated, if any, the unit price will not change and TAEC will otherwise continue performance under this Agreement.

____ 5 ____

7. PURCHASE ORDERS AND PURCHASE ORDER ACKNOWLEDGMENTS

No provision contained on any M-Systems Purchase Order or any provision of any TAEC Purchase Order Acknowledgment will be effective.  Except for the quantities, Delivery Point, and delivery dates specified on the M-Systems` Purchase Orders, the terms governing the manufacture, delivery, acceptance and payment for the Products will be governed by the terms and conditions of this Agreement.  In the case of conflict between this Agreement and any Purchase Order, the terms of this Agreement will prevail.  Any remedies at law or equity not specifically disclaimed or modified by this Agreement remain available to both parties.

8. PAYMENTS

Upon Delivery of Products, TAEC will provide an invoice to M-Systems identifying the Purchase Order and confirming the quantity and description of all Products that have been Delivered.  M-Systems will pay the invoice net thirty (30) days, however, it is understood that M-Systems` Accounts Payable procedure is to make payments on invoices at the end of each calendar month.  Payment of invoices does not constitute final acceptance of the Products and is subject to adjustments for errors, shortages and defects.

M-Systems will have an unsecured line of credit with TAEC for purchases under this Agreement of at least $1,300,000 U.S. TAEC will not require a letter of credit or similar collateral from M-Systems.  M-Systems credit standing will be re-evaluated if it is sixty (60) or more days late on any payment to TAEC.

9. QUALITY AND INSPECTION

9.1 Quality Requirements. TAEC will manufacture the Products in accordance with the Quality Requirements.

9.2 Quality Control. TAEC will establish and maintain quality control procedures that comply with applicable ISO standards.  For each respective Product, TAEC will maintain and make available to M-Systems, for a period of three (3) years after the last shipment, complete records regarding such system.

9.3 Product Inspection.  All Products are subject to inspection by M-Systems and may be rejected and returned to TAEC if the Products are defective or are not Delivered in accordance with the accepted Purchase Order.  If Products are rejected for defects or non-conformance prior to payment, M-Systems shall be relieved of any payment obligation in connection with such returned Products.  If Products are rejected for defects or non-conformance after payment, but within one hundred eighty (180) days of Delivery, M-Systems will be entitled to a credit for the full amount of the purchase price of such defective or non-conforming Products.

____ 6 ____

9.4 Site Inspections.  During the term of this Agreement and upon reasonable notice to TAEC and its respective manufacturing site(s), M-Systems has the right to inspect and, to the extent practicable, test the Products at all Toshiba sites of manufacture of the Products.  Such inspection and testing will not relieve TAEC of liability regarding the Products later found to be defective or liability regarding TAEC`s failure to meet its obligations under this Agreement.

10. LIMITED WARRANTIES

10.1 (a) Liens, Materials and Workmanship. TAEC warrants that the Products purchased and Delivered hereunder:  (i) will be free and clear of all liens and encumbrances; and (ii) will, for the period specified in Exhibit C commencing from the date of manufacture, be free from all defects in material and workmanship and conform to the Specifications and the Quality Requirements.

(b)    General Representations: Each party represents and warrants to the other party that it has the power and authority to enter into this Agreement.  To the best of TAEC`s knowledge, as of the Effective Date of this Agreement, TAEC will not infringe any patent, copyrights, trade secrets, mask work rights or other proprietary or contractual rights of any third party in connection with the manufacture and sale of the Product.

10.2 Warranty Repair/Replacement.  If any Product is found to breach the warranty specified in Section 10.1(a)(ii) during the period set forth in Exhibit C "Quality Requirements", M-Systems may send a notice to TAEC informing it of the breach of warranty.  Upon receipt of such notice, TAEC will issue a Return Material Authorization (RMA) authorizing M-Systems to return the defective Products to TAEC.  Upon return of the defective Products, TAEC shall, at TAEC`s expense, and TAEC`s sole discretion, promptly repair or replace such defective Products, and return the repaired or replaced units to M-Systems within the time set forth in Exhibit C "Quality Requirements".

10.3 Epidemic Failures. TAEC shall at TAEC`s own expense and at M-Systems` option, promptly repair or replace or give M-Systems a credit for Products Delivered under this Agreement which exhibit Epidemic Failures within two (2) years of the date of manufacture.

10.4 Freight and Incidental Costs. TAEC will be responsible for freight and incidental costs in connection with the repair or replacement of Products under Sections 10.2 or 10.3, including reasonable costs for labor for inspection and testing, freight charges from M-Systems to TAEC, and freight charges from TAEC to M-Systems.

10.5 No Liability. TAEC shall have no liability or obligation to M-Systems under this Section 10 with respect to any Products or spare parts which have been subjected to abuse, misuse, improper use, negligence, accident, alteration, modification, tampering or faulty repair; provided, however, that TAEC can demonstrate that such has occurred.

____ 7 ____

10.6      No Waiver.  M-Systems` approval of TAEC material or design shall not relieve TAEC of the warranty obligations set forth in this Section 10, nor will M‑Systems` approval or acceptance of any Products which do not meet the Specifications relieve TAEC of the warranty obligations, unless agreed to by M‑Systems in writing.

10.7      NO OTHER WARRANTIES.  THERE ARE NO OTHER WARRANTIES FROM EITHER TAEC OR TOSHIBA CORPORATION WHICH EXTEND BEYOND THE FACE OF THIS WARRANTY.  ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND FITNESS FOR USE, ARE EXCLUDED.

11. ENVIRONMENTAL COMPLIANCE

TAEC represents and warrants that it: (i) has been granted or issued all permits required for the storage, handling and disposal of all materials or hazardous waste used by TAEC in the performance of this Agreement; and (ii) has implemented programs necessary to monitor and maintain all required licenses and permits and to prevent releases of materials to the environment. TAEC`s employees shall have been trained to properly, safely and legally (in accordance with all applicable laws and regulations) handle hazardous materials and wastes. TAEC shall notify M-Systems in writing, immediately upon discovery of any regulatory action taken or initiated against TAEC, whether or not such action relates to or arises out of this Agreement, that may result in fines, penalties, or prosecution, or which may impact TAEC`s ability to deliver the Products.  Regulatory compliance and management of  TAEC`s employees, facilities, and processes is strictly the responsibility of TAEC.  M-Systems has no express or implied responsibility for the same.

12. DESIGN MODIFICATIONS

12.1 On TAEC`s Notice.  In no event shall TAEC make any modification to the Products without M-Systems` prior written approval.

12.2 At M-Systems` Request.  Should M-Systems desire modifications in the design of the Product, M-Systems shall submit its request to TAEC in writing, and TAEC shall respond to such request in writing within thirty (30) days.  Should TAEC agree to the requested design change, such change will not affect the Products already scheduled or rescheduled for Delivery as of the date such request is agreed to by TAEC.

13. PACKAGING AND CUSTOMER DOCUMENTATION

M-Systems will provide specifications for packaging of the Products and reproducible copies of all customer documentation and other in-box materials. TAEC will comply with M-Systems` Specifications in packaging the Products.  TAEC will, as soon as reasonably possible, incorporate any updates to the customer documentation provided by M-Systems.

____ 8 ____

14. PROPRIETARY RIGHTS INDEMNITY

14.1 TAEC`s Indemnity Obligation.  TAEC shall, at its expense and at M-Systems` request, defend any claim or action brought against M-Systems, and M-Systems` subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, (but not M-Systems` customers) to the extent it is based on a claim that the Products provided under this Agreement infringe or violate any patent, copyright, trade secret, mask work right or other proprietary right of a third party, and TAEC shall indemnify and hold M-Systems harmless from and against any costs, damages and fees reasonably incurred by M-Systems, including but not limited to fees of attorneys and other professionals, that are attributable to such claim; provided that:  (a) M-Systems gives TAEC reasonably prompt notice in writing of any such suit and permits TAEC, at its sole control and through counsel of its choice, to answer the charge of infringement and defend and negotiate for settlement of such claim or suit; (b) M-Systems provides TAEC information, assistance and authority, to enable TAEC to defend such suit; and (c) TAEC shall not be responsible for any settlement made by M-Systems without TAEC`s written permission.  In the event M-Systems agrees to participate in a settlement of the suit, TAEC agrees not to disclose to third parties the terms of the settlement nor to permit the party claiming infringement to disclose such terms without first obtaining M-Systems` written permission.

14.2      Exceptions. TAEC will not have liability under this Section 14 to the extent that:  (a) infringement would not have occurred but for TAEC`s incorporation of M-Systems Technology into the Products or (b) such claim or suit would have been avoided but for M-Systems` combination, operation, or use of the Products with devices, parts, or software not supplied by TAEC; or (c) infringement is primarily attributable to a modification or addition to the Products by M-Systems.

____ 9 ____

14.3 M-Systems` Indemnity Obligation.  In the event Section 14.2 applies, and TAEC is a defendant in such claim or action, then M-Systems shall, at its expense and at TAEC`s request, defend any such claim or action brought against TAEC, Toshiba Corporation and their subsidiaries, affiliates, directors, officers, employees, agents and independent contractos, but not TAEC`s customers, to the extent it is based on a claim that the M-Systems Technology incorporated in the Products provided under this Agreement infringes or violates any patent, copyright, trade secret, mask work right or other proprietary right of a third party, and M-Systems shall indemnify and hold TAEC harmless from and against any costs, damages and fees reasonably incurred by TAEC, including, but not limited to fees of attorneys and other professionals that are attributable to such claim; provided that: (a) TAEC gives M-Systems reasonably prompt notice in writing of any such suit and permits M-Systems, through counsel of its choice, to answer the charge of infringement and defend such claim or suit; (b) TAEC provides M-Systems information, assistance and authority to enable M-Systems to defend such suit; and (c) M-Systems shall not be responsible for any settlement made by TAEC without M-Systems` written permission.  In the event TAEC agrees to settle the suit, M-Systems agrees not to disclose to third parties the terms of the settlement nor to permit the party claiming infringement to disclose such terms without first obtaining TAEC`s written permission.

14.4 Duty to Correct.  In addition to its obligations under Section 14.1, should use, sale or other disposition of the Products be enjoined by a court or in the event there is a final judicial determination that the Products infringe, a third party`s proprietary right, TAEC shall, at TAEC`s  expense and option:  (a) procure for M-Systems the past right to make, use and sell and the future right to continue to make, use and sell the Products; or (b) replace or modify the Products to make such non-infringing, provided that the replacement or modified Product is functionally interchangeable with, and has at least the same performance as the replaced Product; or (c) refund moneys received by TAEC for the development and manufacture of products whose use, sale or other disposition was enjoined.

14.5 Exclusive Liability.  The parties obligations set forth in this Section 14 constitute the parties` exclusive liability and the parties` sole remedy arising out of any third party`s claim of infringement.

15. PRODUCT LIABILITY

TAEC shall, at TAEC`s expense, indemnify, hold harmless and, at M-Systems` request, defend M-Systems, and M-Systems` subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, from and against any and all loss, cost, liability or expense (including costs and reasonable fees of attorneys and other professionals) arising out of or in connection with a claim that any of the Products caused injury or damage to persons or property.  Notwithstanding the foregoing, neither TAEC nor Toshiba Corporation shall have any liability under this Section 15 to the extent that any such injury or damage to persons or property is primarily attributable to TAEC`s incorporation of M-Systems` Technology into the Products.

____ 10 ____

16. TERMINATION

16.1 Termination Without Cause. M-Systems may, for any reason or for no reason whatsoever, terminate this Agreement or any Purchase Order, in whole, or in part, upon thirty (30) days advance notice to TAEC.

16.2 Effect of Termination Without Cause or for Cancellation.

(a) In the event M-Systems cancels a Purchase Order or terminates this Agreement less than thirty (30) days prior to a scheduled Delivery, TAEC may submit a written claim for cancellation charges within thirty (30) days from the date of such termination or cancellation. TAEC shall submit its claim together with such reasonable evidence as M-Systems may reasonably request. TAEC`s claim shall be based solely upon costs incurred by TAEC as a result of such termination or cancellation, and no profit or opportunity cost shall be considered in calculating such claim.  Upon M-Systems` request, TAEC will make available to M-Systems all relevant information for inspection and audit.  Failure to submit a claim within such thirty (30) day period shall constitute a waiver of any claim by TAEC as a result of M-Systems` termination or cancellation and M‑Systems shall be released from all liability arising out of such termination or cancellation.

(b) TAEC shall reasonably assess open orders, raw materials, work in process and subassemblies to determine whether or not such items can be used by TAEC for the manufacture of other products or be diverted for any other purpose, and TAEC`s claim may not include any such usable items.

(c) M-Systems` obligation for cancellation charges will be limited to the following:

(i) The price for Products which TAEC has completed manufacture prior to the effective date of M-Systems` termination or cancellation pursuant to an issued Purchase Order and for which payment has not been made;

(ii) TAEC`s costs incurred for raw materials, components, subassemblies and work in process at the time of the effective date of such termination or cancellation which were required to fill the Purchase Orders canceled by M-Systems; and

(iii) TAEC`s reasonable cancellation costs incurred for components and subcontracted items which TAEC had on order prior to the effective date of such termination or cancellation, which were necessary to fill the Purchase Orders canceled by M-Systems, and for which TAEC is obligated to pay cancellation charges.

____ 11 ____

(d) Notwithstanding anything to the contrary in this Section 16.2, in no event shall any payments made by M-Systems under this Section 16 exceed the aggregate price specified in the canceled Purchase Orders, less payments already made.  There will be excluded from any amounts payable to TAEC under this section all amounts payable with respect to M-Systems property lost, damaged, stolen or destroyed prior to delivery to M‑Systems.

16.3 Termination for Default.  Either party may suspend its performance and/or terminate this Agreement immediately upon written notice at any time if:

(a)    The other party is in material breach of any warranty, term, condition or covenant of this Agreement and fails to cure that breach within ninety (90) days after written notice of that breach and of the first party`s intention to suspend its performance or terminate;

(b)    The other party is in confidentiality breach of any terms and conditions or Covenant of this Agreement and fails to cure that breach within thirty (30) days after written notice of that breach and of the first party`s intention to suspends its performance or terminate;

(c)    However, the total cumulative time for curing breaches for each party during the term of the Agreement will not exceed one hundred and fifty (150) days;

(d)    The other party:  (i) files a voluntary petition in bankruptcy, (ii) is adjudicated bankrupt, (iii) is unable to pay its debts as they become due, or (iv) makes an assignment for the benefit of creditors; or

(e) The Development and License Agreement terminates.

16.4 Effect of Termination in General.  The following terms apply to any termination under this Agreement, including without limitation, termination for convenience and for default:

(a) Immediately upon any termination of this Agreement, TAEC shall, to the extent and at times specified by M-Systems, stop all work on outstanding Purchase Orders, incur no further direct cost, and protect all property in which M-Systems has or may acquire an interest pursuant to this Section 16.

(b) Immediately upon any termination of this Agreement, each party will return to the other party or, pursuant to the other party`s written instructions, destroy all materials in its possession containing Confidential Information of the other party, unless the party in possession of such Confidential Information has continued rights to retain it pursuant to its license under the Development and License Agreement.  Returned Confidential Information materials shall be shipped freight collect.

____ 12 ____

(c) If this Agreement and any Purchase Orders issued hereunder are terminated by M-Systems pursuant to Section 16.1 or 16.3, then M-Systems, in addition to any other rights provided herein, may require TAEC to transfer title and deliver to M-Systems any completed Products and/or materials that TAEC has produced or acquired for the completion of such Purchase Order(s), including, but not limited to, materials, components, sub-assemblies, and tooling required exclusively for the Products and contract rights for materials required to complete such Purchase Orders. TAEC shall protect and preserve for M-Systems` benefit such property in the possession of  TAEC.

(d) Notwithstanding any termination of this Agreement, the provisions of Sections 1, 10, 11, 14, 15, 16, 17, 20, 22, 23, 24 and 26 shall remain in effect.

17. CONFIDENTIALITY

For a period of eight (8) years from the date of disclosure, each party will protect the other`s Confidential Information from unauthorized dissemination and use with the same degree of care that each such party uses to protect its own like information, but at a minimum, with a reasonable degree of care.  Neither party will use the other`s Confidential Information for purposes other than those necessary to perform this Agreement and only employees of the receiving party who have a need to know such Confidential Information shall have access thereto.  Neither party will disclose to third parties the other`s Confidential Information without prior written consent of other party.

18. AGENCY APPROVALS

TAEC will obtain any government agency approvals necessary to sell the Products, and will pay all application fees, costs of samples, and other reasonable expenses incurred in connection with obtaining such approvals.  M-Systems will sign any necessary documents and provide any necessary information to enable TAEC to complete forms and otherwise obtain such approvals.

19. TAXES AND FOREIGN SHIPMENTS

The prices set forth in Exhibit B "Price Schedule" are in United States dollars and are exclusive of any and all state or local sales, use, excise or similar taxes, which, if applicable, shall be paid by M-Systems.  Prices set forth in Exhibit B "Price Schedule" are also exclusive of any foreign shipping charges, such as forwarding, agent or brokerage fees, consular invoices, document fees and duties.  Such charges shall be paid by M-Systems.

20. CERTIFICATES OF DELIVERY

Upon M-Systems` request, TAEC shall at TAEC`s  expense, provide:  (a) Certificates of Delivery (CD) to M-Systems for Products which were imported into the United States by TAEC and sold directly to M-Systems as imported goods; or (b) Certificates of Manufacture and Delivery (CMD) for Products which were imported and then further manufactured by TAEC and sold directly to M-Systems. TAEC shall also provide to M-Systems a Certificate of Compliance (COC) with each shipment of Products shipped to M-Systems.  Descriptions of merchandise on each CD, CMD or COC must reference both M-Systems` and TAEC`s  part numbers.

____ 13 ____

21. GRATUITIES

Each party represents that it has not offered or given and will not offer or give any employee, agent, or representative of the other party any gratuity with a view toward securing any business from such other party or influencing such person with respect to the transaction of business between the parties.

22. PROPERTY FURNISHED BY M-SYSTEMS

All tools, computer equipment and other materials furnished by M-Systems for use by TAEC in its performance hereunder will be identified and will remain the property of M-Systems and will be used by TAEC only for purposes of this Agreement.  All specifications, drawings or other documents and data furnished by M-Systems and tools, dies, molds, jigs, fixtures, patterns, hobs, electrodes, punches, artwork, screens, tapes, templates, machinery, special test equipment, and gauges, which have been furnished, paid for, or charged against M-Systems, will be deemed M-Systems` property and shall be maintained and preserved for M-Systems` benefit for a period of seven (7) years following termination of this Agreement.  Such property will be delivered, upon M-Systems` request and at its expense, to M-Systems in good condition, except for normal wear and tear. TAEC will be relieved of the obligation to supply Products in the event M-Systems requests the return of any M-Systems owned property essential for the manufacture and delivery of the Products by TAEC.

23. COMPLIANCE WITH LAWS

Each party will comply with all applicable laws and regulations governing their activities under this Agreement, including, but not limited to, the export control laws and regulations of the United States and Japan.  Each party will defend, indemnify, and hold the other party harmless for any loss, cost, or expense resulting as a direct result of the first party`s violation of any law, rule, or ordinance of any country, state, or any other governmental agency in the performance of this Agreement.

24. LIMITATION OF LIABILITY

EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER, OR ANY OTHER PERSON, FOR ANY SPECIAL, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS OR DAMAGES TO THE OTHER PARTY`S BUSINESS REPUTATION HOWEVER CAUSED, AND ON ANY THEORY OF LIABILITY WHETHER IN AN ACTION FOR CONTRACT, STRICT LIABILITY OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT THE FIRST PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY.

____ 14 ____

25. NO FINDERS OR BROKERS

The parties hereby state that no finders, brokers or similar third parties have been used in connection with this Agreement or negotiations or other discussions culminating in this Agreement.

26. GENERAL

26.1 Force Majeure.  Neither party shall be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, wars, sabotage, labor shortages or disputes, and governmental actions, which are beyond its reasonable control; provided that the delayed party:  (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance.  The delayed party`s time for performance or cure under this Section 26.1 shall be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

26.2 Relationship of Parties.  The parties to this Agreement are independent contracting parties and this Agreement does not create a partnership, joint venture, agency or otherwise authorize one party to represent, act on behalf of, or obligate the other party.

26.3 Assignment.  The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party may assign or delegate its obligations under this Agreement either in whole or in part, without the prior written consent of the other party, except in the event of a merger or acquisition of all or substantially all of a party`s assets.  Any attempted assignment in violation of the provisions of this Section 26.3 will be void.

26.4 Equitable Relief.  Because the parties will have access to and become acquainted with Confidential Information of the other party, the unauthorized use or disclosure of which would cause irreparable harm and significant injury which would be difficult to ascertain and which would not be compensable by damages alone, each party agrees that the other party will have the right to enforce the confidentiality provisions of this Agreement by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies that the parties may have for breach of this Agreement.

26.5 Applicable Law;.  This Agreement will be governed by and construed in accordance with the laws of the United States and the State of California as applied to agreements entered into and to be performed entirely within California between California residents.  The parties expressly disclaim applicability of the United Nations Convention on Contracts for the International Sale of Goods.

____ 15 ____

26.6 Dispute Resolution.  The parties shall attempt to resolve any disputes by discussions between appropriate management representatives of each party.  In the event the parties are unable to resolve disputes through such mechanism, except as provided below, any claim, dispute or controversy arising out of or in connection with or relating to this Agreement shall be submitted by the parties to arbitration by the American Arbitration Association under the commercial arbitration rules then in effect for that association except as provided herein.  The proceedings will be held in California.  The parties shall choose, by mutual agreement, one arbitrator within thirty (30) days of receipt of notice of the intent to arbitrate.  If no arbitrator is appointed within such thirty (30) day period or any extension of time which is mutually agreed upon, the AAA shall make such appointment within thirty (30) days after the time for a mutually agreed appointment has expired.  All proceedings shall be held in English.  The arbitrator will determine, in consultation with the parties, a schedule for preparation and hearing to permit an orderly and expeditious resolution of the matter. Within 30 days of the selection of the arbitrator, each party will provide to the other and to the arbitrator, copies of documents and a list of witnesses, with a summary of their expected testimony, that the party intends to rely on at the hearing.  The parties will provide additional documents and update that list as they become aware of additional documents and witnesses that they intend to rely on at the hearing.  A party will not be permitted to introduce at the hearing a document or witness that has not been identified by one of the parties at least 7 days before commencement of the hearing, unless leave of the arbitrator is obtained for good cause shown. The parties will be entitled to request, by category, relevant documents in the possession of the other party.  Requested relevant documents may be provided in the language in which they were originally prepared.  The arbitrator will issue a written decision containing findings of fact and conclusions of law within 30 days of the close of the hearing.  The failure of the arbitrator`s decision to be in accordance with applicable law will be grounds for appeal.  Except as provided herein and by applicable law, the award rendered by the arbitrator shall be final.  The award shall include costs of arbitration.  Judgment on such award may be entered in any court having jurisdiction thereof.  Unless ordered otherwise by the arbitrator, each party shall bear its own costs of appearance, presentation, and participation in the arbitration process, including but not limited to fees of attorneys and expert witnesses.

Nothing in this Agreement shall be deemed as preventing either party from instituting, prosecuting or defending an action in a court of competent jurisdiction in a claim: (i) seeking injunctive relief (or any other provisional remedy), (ii) involving the infringement of the intellectual property rights of either party, or (iii) for breach of the provisions of this Agreement which relate to the grant of license of intellectual property rights or to confidentiality.  Any litigation between the parties relating to this Agreement shall take place in the Northern District of California.  The parties consent to the personal jurisdiction of and venue in the state and federal courts within that District.

____ 16 ____

26.7 Severability.  If for any reason a court of competent jurisdiction or the arbitrator referred to in the preceding subsection finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement shall be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement shall continue in full force and effect.

26.8      Notices.  All notices required or permitted under this Agreement shall be in writing, reference this Agreement, and be deemed given when:  (i) delivered personally; (ii) when sent by confirmed facsimile; or (iii) two (2) days after deposit with a commercial courier, with written verification of receipt.  All communications will be sent to the addresses set forth below.  Either party may change its address by giving notice pursuant to this Section 26.8.

M-Systems: TAEC:

M-Systems, Inc. Toshiba America Electronic Components, Inc.

39899 Balentine Drive 9775 Toledo Way

Newark, CA 94560 Irvine, CA 92618-1811

Attn: Legal Dept. Attn:  Legal Dept.

26.9 No Waiver.  Failure by either party to enforce any provision of this Agreement shall not be deemed a waiver of future enforcement of that or any other provision.

26.10 No Rights in Third Parties.  This Agreement is made for the benefit of TAEC and M-Systems and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

26.11 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but collectively shall constitute but one and the same instrument.

26.12 Headings and References.  The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

26.13 Construction.  This Agreement has been negotiated by the parties and their respective counsel.  This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.

____ 17 ____

26.14 Complete Agreement.  This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces all prior understandings or agreements, written or oral, regarding such subject matter, including without limitation the Memorandum of Understanding dated March 26, 1998 between the parties, but excluding the Development and License Agreement.  No amendment to or modification of this Agreement shall be binding unless in writing and signed by a duly authorized representative of both parties.  To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgment placed hereunder, the terms and conditions of this Agreement shall govern and control.  The Development and License Agreement will continue in full force and effect until terminated according to its terms, and Exhibit D "Master Purchase Agreement" of that Agreement will continue to apply to any Master Purchase Agreement entered into between any Toshiba entity and any M-Systems entity.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Toshiba America Electronic Components, Inc.

M-Systems Flash Disk Pioneers, Ltd.

By: /s/ Stephen Marlow	By: /s/ Dana Gross
Name: Stephen Marlow	Name: Dana Gross
Title: VP, Memory Marketing	Title: Executive VP, Business Development
Date: August 5, 1998	Date: ____August 10, 1998__________________

Please return one fully-signed original of this Agreement to

TAEC, Attention:  Legal/Contracts Administration department,

9775 Toledo Way, Irvine, CA  92618-1811

____ 18 ____

EXHIBIT A-1

DESIGN SPECIFICATION - PRODUCT #1

[**]

____ 19 ____

EXHIBIT B-1

PRICE SCHEDULE - PRODUCT #1

Product

MDOC-64 (as defined in the Development and License Agreement).

Price

Prices stated are in United States dollars.  The lower of: (1) $12 in 1999; $9.80 in 2000, and *** in 2001, and (2) the lowest price TAEC charges a customer for standard 64Mb NAND flash memory multiplied by 1.08, and (3) the lowest price TAEC charges a customer for MDOC-64.

●        The "lowest price" will remain in effect until replaced by a lower price.  The above formula will be applied separately to each shipment of Products at the time of the shipment and notwithstanding any different price stated on the Purchase Order.

●        *** The maximum price in 2001 will be reduced from the maximum price in 2000 by the same percentage that the average price for 64 Mbit NAND flash memory has decreased from December 1999 to December 2000.

The parties will equally share the burden or benefit of changes in the exchange rates.  For example, if the exchange rate on the Effective Date is 130 yen/dollar and the exchange rate has changed 10% in favor of the dollar at the time a purchase order is placed (143 yen/dollar), then the prices in the above chart will be reduced by 5% (half the exchange rate fluctuation) so they will be: $11.40 in 1999; $9.31 in 2000.  Exchange rate fluctuations will be monitored and this formula applied once each year on the anniversary of the first commercial shipment of the Product.

The prices quoted above are based on the assumptions that: (1) M-Systems purchases the quantities specified below in this Exhibit B, and (2) TAEC will not be required to incur costs for logic testing.  If these assumptions turn out not to be true, then an appropriate adjustment will be made to the price to reflect the additional cost associated with this change in circumstances.

In the event all of the following occur commencing after Jan. 1, 2000: (a) during any Royalty Period (as defined in the Development & License Agreement), the average selling price TAEC charges for standard 64 Mbit NAND flash memory is below $9.50 in the year 2000 and below $8.50 in the year 2001; (b) during that same Royalty Period, M-Systems is realizing a 60% Gross Margin (revenue less COGS) on the MDOC-64; and (c) the TAEC Market Share (as defined in the Development & License Agreement) has never at any time reached or exceeded 20%, then M-Systems will make a payment to TAEC that equals one half of the Gross Margins in excess of 60% realized by M-Systems on MDOC-64 during such Royalty Period.

Requirements for Discontinuing Product

In the event TAEC has made the MDOC-64 commercial samples available in the time required under the Development & License Agreement, but M-Systems has failed to purchase on average at least 100,000 units per month either during the second half of the year 2000 or during the first half of the year 2001, then TAEC may send written notice to M-Systems of TAEC`s intent to discontinue production of MDOC-64, which discontinuance shall take effect no earlier than one year from such notice, or at such other time as the parties may agree in writing.

____ 20 ____

M-Systems may order any quantities it requires prior to discontinuance of production for Delivery no more than six (6) months from the date production ceases.  In the event of such discontinuance of production, TAEC`s rights under Sections 4.3 and 4.4 of the Development and License Agreement shall cease.

TAEC will not sell MDOC 64 to any other customer after discontinuing sales of MDOC 64 to M-Systems, unless M-Systems has discontinued placing purchase orders for MDOC 64 and has declined to purchase any remaining inventory after being given at least sixty (60) days notice of TAEC`s intent to sell such inventory.

Capacity Requirements

TAEC will guaranty sufficient capacity to manufacture the following quantities of MDOC-64 for M-Systems in the following years:

●        $20 million in 1999

●        $35 million in 2000

●        $50 million in 2001

TAEC will be obligated to meet this commitment only if M-Systems purchases the following quantities of flash memory products (an aggregate of MDOC-64 and standard Flash Memory, the allocation between them being at M-Systems` sole discretion):

●          $5 million in 1998

●        $10 million in 1999

The above stated quantities will include M-Systems` commitment to purchase at least $7 million in MDOC-64 in the first 18 months from first customer shipment of MDOC-64.  M-Systems will not be required to purchase these quantities if there is a delay in the development schedule of more than ninety (90) days not solely attributable to M-Systems or TAEC materially breaches other obligations set forth in the Development and License Agreement.  In any event, TAEC`s sole remedy in the event M-Systems fails to meet these purchase levels, is to be relieved of its capacity guaranty.

In addition to TAEC`s obligation to guarantee capacity as set forth above, in the event that demand for MDOC-64 exceeds available supply, TAEC will make reasonable efforts to provide M-Systems with an equitable allocation of product.

TAEC shall keep and maintain appropriate books and records necessary for verification that prices charged for Products meet the requirements of this Agreement. For four (4) years after the end of each Royalty Period, M-Systems shall be entitled, not more than once annually to retain independent auditors at M-Systems` expense, to review TAEC`s  books and records for the purpose of determining whether the prices paid by M-Systems for MDOC-64 meet the requirements of this Agreement. Any prices paid by M-Systems to TAEC which are determined as a result of the audit to be incorrect will immediately be corrected by TAEC.  TAEC will send out an amended price schedule and reimburse M-Systems for any overpayment  In the event the overpayment was more than seven and a half percent (7.5%) of the aggregate payments made for the period being reviewed, TAEC shall pay the cost of such audit.

____ 21 ____

EXHIBIT C-1

QUALITY REQUIREMENTS - PRODUCT #1

[Additional quality requirements to be provided]

I. WARRANTY PERIOD

Two (2) years commencing upon Delivery of Product.

II. REPLACEMENT TURN-AROUND TIME

Failure report within fourteen (14) days of Toshiba factory receiving defective units.

Replacement product shipped within thirty (30) days of  TAEC receiving defective units.

III. EPIDEMIC FAILURE RATES

●        Single root cause rate:  0.1%

●        Multiple cause rate:  1%

____ 22 ____

EXHIBIT D-1

MISCELLANEOUS PROVISIONS - PRODUCT #1

I.             LEAD TIMES

Sixty (60) days.

II. ORDER ADJUSTMENT SCHEDULE

For the purpose of the Order Adjustment Schedule, the following definitions apply:

●          "Days" means the number of days from receipt of written notification of the requested adjustment by M-Systems until the scheduled Delivery of the Products.

●          "Adjustment" means the allowable percentage of units ordered that may be either increased over the original purchase order quantity or rescheduled for later delivery (up to one hundred and eighty (180) days) from the original purchase order delivery date.

Days Adjustment

   91+ 100%

61-90   66%

31-60   33%

0-30     0%

III. PREFERRED CARRIER(S)

____ 23 ____